EMPLOYMENT AGREEMENT

This Employment Agreement is made as of the 1st dayof April, 2013, between Enviro-Serv, Inc., a
Delaware corporation (the "Company") and Chris Trina (the "Executive").

RECITALS

A.	The Company desires to employ the Executive as its chairman, chief executive officer and chief financial officer.

B.	The Executive desires to be so employed in this capacity by the Company, upon the terms and subject to the conditions set forth in this Agreement.

In consideration of the matters described above, and of the mutual benefits and obligations set forth in this Agreement, the parties agree as follows:

SECTION ONE
EMPLOYMENT OF EXECUTIVE

1.
During the Term of this Agreement, and upon the terms and subject to the conditions of this Agreement, the Company employs the Executive and the Executive accepts such employment; it being understood by the parties that the Executive shall be employed as chairman, chief executive officer and chief financial officer of the Company.

2.
The Executive shall perform such duties and exercise such authority as may from time to time be given to him by the Company's Board of Directors and he will, from time to time as and when reasonably required, report to the Board of Directors of the Company with respect to his activities as Chief Executive Officer of the Company.

3.
The Company will at all times indemnify the Executive and hold him harmless from and against claims and liabilities against him in his capacity as an officer of the Company to the fullest extent permissible under applicable law.

4.	The Executive shall devote his time and efforts and skill to the business of the Company as reasonably necessary for the prompt, efficient, and economical operation of the Company's business.

SECTION TWO
TERM

The Term of this Agreement shall be for a period of two years to commence on April 1, 2013, and shall automatically renew every two years for an additional two-year term unless terminated upon one of the following events:

1.	The death of the Executive;

2.	Upon the Executive giving 90 days notice of his intention to voluntarily terminate this Agreement; or

3.	Upon the Company giving 90 days notice of its intention to voluntarily terminate this Agreement.

SECTION THREE
COMPENSATION

The Executive shall receive cash compensation of $9,000 per month, In addition to cash compensation the Executive shall be entitle to participate in any fringe benefit plans maintained by the Company from time to time including bonus, profit sharing, medical and life insurance plans.

SECTION FOUR
MAJORITY VOTE OF BOARD

Any action by the Board of Directors or the Company pursuant to or under the terms of this Agreement shall require the vote of a majority of all of the members of the Board of Directors.

SECTION FIVE
ENTIRE AGREEMENT; MODIFICATION OR DISCHARGE; NO WAIVER

This Agreement constitutes the entire agreement as to employment between the parties and there are no terms other than those contained in this Agreement. No variation of this Agreement shall be deemed valid unless in writing and signed by both parties and no discharge of the terms of this Agreement shall be deemed valid unless in writing signed by both parties.  No waiver by either party of the performance of any provision or condition of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or any prior or subsequent time.

SECTION SIX
BINDING EFFECT

This Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns, and the Executive and his heirs, executors, and legal representatives.

ENVIRO-SERVE, INC.

/s/ Sandy Shultz
By: Sandy Shultz
Title: Board Director

EXECUTIVE

/s/ Chris Trina
Chris Trina, Individual
CEO & Chairman of the Board of Directors